INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier: (302) 425-2707

April 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Linda Cvrkel, Branch Chief

Re:	Incyte Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 13, 2020
File No. 001-12400

Dear Ms. Cvrkel:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated March 25, 2020.

In order to facilitate your review, we have reproduced below the Staff’s comments from its March 25, 2020 letter in italics in the original numbered sequence, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Milestones and Contract Revenues, page 85

1. Please describe how you recognize milestones earned under collaborative arrangements. In this regard, tell us how you measure the amounts recognized and determine the period of recognition. Help us understand your accounting by identifying the currently active collaborative arrangements under which you may receive milestone payments and describe your obligations.

Response:

In response to the Staff’s comment, the Company advises the Staff that, as noted within Note 1 of the Notes to our consolidated financial statements included in our Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K Financial Statements”), our collaborative relationships bearing potential milestone payments due to the Company are agreements in which the Company out-licensed a compound to a third-party for development and commercialization. The Company accounts for its out-licensing arrangements under the guidance of ASC 606, Revenue from Contracts with Customers (“ASC 606”), which the Company adopted on January 1, 2018.

The out-license in these arrangements contains the right to use functional intellectual property as defined in ASC 606-10-55-59 and is the underlying performance obligation of these arrangements. The functional intellectual property that is transferred to the collaborative partner at the onset of the arrangement has significant standalone functionality and value at the point in time at which the intellectual property is made available to the collaborative partner. The collaborative partner is able to benefit from its right to use the intellectual property to obtain the functionality of the license at the point of transfer.

Subsequent to the transfer of the intellectual property, the Company may earn milestones through achievement of specific developmental or regulatory events which are accounted for as variable consideration. Milestone payments are estimated based on the most likely amount method as defined in ASC 606-10-32-8. The most likely amount method is used since the milestone payments have a binary outcome (i.e., the Company receives all or none of the specific milestone payment).

For milestone revenues related to sales-based achievements, the Company recognizes the milestone revenues in the corresponding period of the product sale, in accordance with the guidance of ASC 606-10-55-65 for contracts that include a license to intellectual property and the license is the predominant item to which the product sale relates.

In accordance with ASC 606-10-32-11, the Company includes developmental or regulatory milestones in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestone is subsequently resolved. Under the agreements currently in place, the Company does not consider these events to be within the control of the Company, but rather dependent upon the development activities of our collaborative partners and the decisions made by regulatory agencies. Accordingly, these milestones are not included in the transaction price until the counterparty, or third-party in the event of a regulatory submission, confirms the satisfaction or completion of the milestone triggering event. Given the high level of uncertainty of achievement, variable consideration associated with milestones is fully constrained until confirmation of the satisfaction or completion of the milestone by the third-party. The value of these milestones is dictated within the contract and is fixed upon achievement and reflects the amount of consideration which the Company expects to be entitled to in exchange for the satisfaction of that milestone. Therefore, subsequent milestone payments due to the Company are recognized as revenue at the point in time when such milestones are achieved.

Our collaborative relationships with Eli Lilly and Company (“Lilly”), Novartis International Pharmaceutical Ltd. (“Novartis”), Innovent Biologics, Inc. (“Innovent”) and Zai Lab Limited (“Zai”) are described further within Note 4 and Note 6 to the Form 10-K Financial Statements and resulted in recognition of the following milestones (below, in thousands $), as disclosed in Note 6, as well as under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K. The milestone revenues were recorded as revenue at the point in time when the milestones were achieved in the respective fiscal years:

	December 31,	December 31,	December 31,
	2019	2018	2017
Novartis (Partner A)
Sales Milestones	$-	$60,000	$40,000
Development Milestones	$-	$-	$25,000
Lilly (Partner B)
Development Milestones	$-	$20,000	$30,000
Regulatory Milestones	$-	$100,000	$80,000
Innovent (Partner C)
Regulatory Milestone	$20,000	$-	$-
Zai (Partner D)*

* No milestones have been achieved under the Zai collaboration through December 31, 2019.

The Company may receive future milestone payments associated with the above collaborative relationships dependent upon the satisfaction of additional developmental or regulatory events or sales-based achievements, including the ranges of future potential milestones which are disclosed within Note 6 of the Form 10-K Financial Statements that may be earned under each collaborative relationship. The Company will continue to account for these milestone payments as revenue under the above stated guidance from ASC 606.

Note 4. Concentrations of Credit Risk, page 92

2. We note that you have customers that accounted for at least 10% of total revenues. Please tell us why you do not name these customers as required by Item 101(c)(1)(vii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company sells its drug products primarily to specialty pharmacies and wholesalers (“channel partners”), and not to the patients, who are the end customers. Specialty pharmacies dispense the Company’s drug products to patients in fulfillment of prescriptions and wholesalers sell the Company’s drug products to hospitals and physician offices.  We note that customers A, B, C and D presented in the second table in Note 4 to the Form 10-K Financial Statements represent specialty pharmacies and wholesalers which dispense the Company’s drug products. The Company does not promote its drug products to specialty pharmacies and wholesalers, and they do not set or determine demand for the Company’s drug products.  Should any of the specialty pharmacies or wholesalers terminate its relationship with the Company, or otherwise experience disruption, voluntary or involuntary, in its ability to distribute the Company’s drug products to patients, hospitals and physicians, the patients, hospitals and physicians could purchase the Company’s drug products directly from another channel partner that services the respective markets where the Company’s drug products are being sold. As such, the loss of any individual channel partner, even one accounting for 10% or more of the Company’s consolidated revenue in a particular reporting period, would not typically be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole. Therefore, the Company believes that additional disclosure regarding the identity of its channel partners is neither material to investors nor required to be included in the Business portion of Company’s periodic reports under Item 101(c)(1)(vii) of Regulation S-K.

We note that the names and revenue amounts generated from our collaboration partners, including product royalty and milestone revenues, in excess of an aggregate amount equal to 10 percent or more of consolidated revenue have been disclosed in the Notes to the Form 10-K Financial Statements, specifically in Note 6.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,
Incyte Corporation
		By:	/s/ Christiana Stamoulis
Executive Vice President and
Chief Financial Officer

cc:	Keira Nakada, Staff Accountant Maria E. Pasquale, Incyte Corporation
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP